Exhibit (h)(4)

APPENDIX A
(Updated September 16, 2021)

FUNDS TO BE SERVICED
FUND ACCOUNTING AND ADMINISTRATION SERVICE AGREEMENT

1.	The Cannabis ETF
2.	Trajan Wealth Income Opportunities ETF
3.	UVA Dividend Value ETF
4.	UVA Unconstrained Medium-Term Fixed Income ETF
5.	VectorShares Min Vol ETF